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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
             [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended:    March 28, 1999

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q             +--------------+
                [ ] Transition Report on Form N-SAR            |  CUSIP No.   |
                                                               |  037533106   |
For the Transition Period Ended: ____________________________  +--------------+

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type  ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
               Carleton Corporation
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Full Name of Registrant

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Former Name if Applicable
               10729 Bren Road East
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Address of Principal Executive Office (Street and Number)
               Minnetonka, Minnesota 55343
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.
                                               (Attach Extra Sheets if Needed)


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         Carleton Corporation (the "Company") is unable to file its Annual
Report on Form 10-K within the time period prescribed for such report without unreasonable effort or expense. As a result, the Company is seeking relief pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, as amended. The reasons the Company could not file its Form 10-K within the prescribed period are described below.

         On December 1, 1998, the Securities and Exchange Commission (the "Commission") notified the Company that it had comments to its Form 10-K for the fiscal year ended March 29, 1998 and its Form 10-Qs for the fiscal quarters ended June 28, 1998 and September 27, 1998, certain of which related to the Company's acquisition of the former Carleton Corporation in October 1997. In response to this letter, on December 15, 1998, the Company filed a letter with the Commission outlining its responses to the Commission's comments and proposed revisions to its 1998 Form 10-K and Form 10-Qs. At the time of filing its response, the Company indicated to the Commission that it would file its amended Form 10-K and Form 10-Qs as soon as the Commission had reviewed and approved the Company's proposed responses.

         On March 23, 1999, five days prior to the Company's fiscal year end of March 28, 1999, the Commission noted that it had certain additional comments to the Company's proposed responses. Because the Commission's comments primarily addressed restructuring charges and in-process research and development relating to the Company's acquisition of the former Carleton Corporation, the Company engaged the Valuation Advisors Group of Ernst & Young LLP to perform a re-evaluation of the asset valuation used in connection with the Carleton acquisition. The results of the re-evaluation required a restatement of fiscal 1998 results, which the Commission indicated that the Company should incorporate into its Form 10-K for the fiscal year ended March 28, 1999.

         The required re-evaluation delayed completion of the audit of the Company's financial statements for the year ended March 28, 1999 and completion of the Company's Annual Report on Form 10-K. The other issues identified by the Commission in its previous Form 10-K and Form 10-Qs also needed to be addressed in this year's Form 10-K, which also required a substantial change in both the format and content of this year's Annual Report on Form 10-K.

         For the foregoing reasons, the Company could not file its Annual Report on Form 10-K without incurring unreasonable effort or expense.



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PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
          Robert D. Gordon              612                 238-4000
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
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(3)  Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         On October 31, 1997, the Company acquired the former Carleton Corporation in a transaction accounted for using the purchase method of accounting. In accordance with Accounting Principles Board Opinion No. 16, "Accounting for Business Combinations," the Company allocated costs of the acquisition to the assets acquired and liabilities assumed based on their estimated fair values using valuation methods believed to be appropriate at the time. The Company expensed in-process research and development (IPR&D) ($9.5 million) related to the acquisition in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method."

         In response to the Commission's letter to the AICPA dated September 9, 1998 regarding its views on IPR&D, the Company has re-evaluated its IPR&D charge taken in connection with the acquisition of the former Carleton Corporation. As a result of the re-evaluation, the Company has revised the purchase price allocation and restated its financial statements for the fiscal year ended March 29, 1998 and the financial statements for the first three quarters of fiscal 1999. The Company has decreased the amount previously expensed as IPR&D and increased the amount capitalized as developed technology and goodwill by $7.9 million for the fiscal year ended March 29, 1998. The effect of the restatement related to acquired in-process technology in the following table presents the impact on the Company's results of operations for the fiscal year ended March 29, 1998 and its financial position at March 29, 1998 (in thousands). The adjustment results from the decrease in the value assigned to acquired in-process technology and the increased amortization of goodwill.

                                                                  Year Ended
                                                                  March 29, 1998
     Results of Operations:
              Loss from Continuing Operations                        ($16,674)
              Adjustment related to acquired in-process technology      6,799
                                                                     --------
              Restated                                               ($ 9,875)
                                                                     ========

              Net loss as previously reported                        ($11,804)
              Adjustment related to acquired in-process technology      6,799
                                                                     --------
              Restated net loss                                      ($ 5,005)
                                                                     ========

              Loss per share as previously reported                  ($  3.90)
              Adjustment related to acquired in-process technology       2.25
                                                                     --------
              Restated loss per share                                ($  1.65)
                                                                     ========


                                                                  Year Ended
                                                                  March 29, 1998
     Financial Position
              Intangible assets previously reported                         --
              Adjustment related to acquired in-process technology
              and valuation of stock options                            $6,827
                                                                     ---------
              Restated                                                  $6,827
                                                                     =========

              Retained deficit, as previously reported                ($54,519)
              Adjusted related to acquired in-process technology         6,799
              Restated                                                ($47,720)
                                                                     =========

================================================================================

                             Carleton Corporation
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    June 28, 1999                   By /s/ Robert D. Gordon
    ------------------------------        --------------------------------------
                                           Robert D. Gordon
                                           Chairman, Chief Executive Officer,
                                           Chief Financial Officer and
                                           President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).